Arbe Robotics Ltd.

HaHashmonaim St. 107

Tel Aviv-Yafo

Israel

June 11, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Arbe Robotics Ltd.
Registration Statement on Form F-3
File No. 333-287805

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arbe Robotics Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-3 so that it will become effective at 4:00 p.m. EST on June 13, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka
Chief Executive Officer and Director